14, bd du Général Leclerc
F 92572 Neuilly-sur-Seine Cedex
Téléphone : 01 41 43 14 00
Télécopie : 01 41 43 14 46

02 SEP 17 AM 10: 03

Béghin Say

SECRÉTARIAT GÉNÉRAL

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549 - USA

File n: 82-5209

SUPPL

Direct line 01.41.43.10.21
Fax 01.41.43.11.55
O Ref. CCS/SD/2002-09-09-01
E-mail : cchalon@fr.beghin-say.com

September 9th 2002

Re: Disclosure Materials provided by Béghin-Say pursuant to Application for exemption under Rule 12g3-2(b).

Ladies and Gentlemen:

Please find attached disclosure materials for Béghin-Say. Béghin-Say is providing these documents to you pursuant to its obligations under Rule 12g3-2(b) (1)(i):

- Press release,

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours.

Catherine CHALON-SZYMANEK
General Secretary

dlw 9/18

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

Béghin Say

PRESS RELEASE

RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2002

Paris, September 5, 2002 – The Board of Directors of Béghin-Say met on September 5, 2002 under the chairmanship of Jérôme de Pelleport to review the consolidated financial statements for the six months ended June 30, 2002.

The consolidated highlights are shown below:

Key figures (in EUR millions)	June 30, 2001	**June 30, 2002**	**% change**
Sales	877.0	**779.8**	- 11.1%(1)
Operating income	88.8	**85.2**	- 4.1%
Pretax income from continuing operations	63.9	**65.0**	+ 1.7%
Net income (Group share)	27.9	**75.6**	+ 170.9%
Shareholders' equity including minority interests	567.9	**602.1**	
Net debt	1,064.0(a)	**708.8**	
Net debt-to-equity ratio	1.87	**1.18**	

(a) Net of EUR 95.2 million in temporary financial transactions carried out in connection with the Eridania Béghin-Say demerger.

By business segment (in EUR millions)	**Sales**			**Operating income**		
	June 30, 2001	**June 30, 2002**	**% change**	June 30, 2001	**June 30, 2002**	**% change**
Sugar and Alcohol France	551.1	**518.7**	- 5.9%	86.0	**71.2**	- 17.2%
Sugar and Alcohol Italy	293.5	**153.0**	n.m.	- 0,4	**- 4,0**	n.m.
Sugar and Alcohol Hungary	31.2	**48.6**	+ 55.8%	2.7	**5.4**	+ 100.0%
Sugar and Alcohol Brazil	-	**59.5**	-	-	**12.8**	-.
Other	1.2	**-**	-	0.5	**- 0.2**	n.m.
Total	877.0	**779.8**	**- 11.1%(1)**	88.8	**85.2**	**- 4.1%**

(1) Down 3.8% at constant exchange rates and scope of consolidation (in particular, excluding the sale of the Group's Italian operations on April 10, 2002).

- First-half **sales** were 3.8% lower than in first-half 2001 at constant exchange rates and scope of consolidation (i.e. excluding the Brazilian acquisition in October 2001 and, especially, the divestment of the Italian business on April 10, 2002). Higher revenues in Hungary, led by increased sales volumes and sustained price levels, partially offset a lag in French sales, which was primarily caused by a decline in sales volumes of non-quota sugar in 2002 following a poor 2001 campaign.

- First-half **operating income** retreated 4.1% from the same period the year before, for a decrease of 19.3% on a comparable basis. This performance mainly reflects a contraction in operating margin and the non-recurrence of the savings in structural costs generated in France during the first six months of 2001, as well as the operating loss reported in the first quarter by the Italian business, which was sold on April 10. In Hungary and Brazil, operating margins were very satisfactory.

- **Net income (Group share)** totaled EUR 75.6 million in the first six months, versus EUR 27.9 million a year earlier. The sharp increase reflects extraordinary net income of EUR 41.2 million, compared to a first-half 2001 loss of EUR 18.1 million, and includes a EUR 47.5 million capital gain on the sale of Italian assets.

- The **net debt-to-equity ratio** fell to 1.18 at June 30, 2002 from 1.87 the year before, due to the pay down of debt following the sale of the Italian business. Consolidated net debt declined 33.4% to EUR 708.8 million from EUR 1,064 million at June 30, 2001.

OUTLOOK FOR THE FULL YEAR

Recent changes in the scope of consolidation (acquisition of the Brazilian operations and sale of the Italian assets), which already had an impact on first-half income and the balance sheet structure, will continue to be felt in the second half.

Likewise, the mixed performance of the 2001/2002 campaign will continue to affect the third-quarter figures.

In addition, there is the as yet unknown impact of external factors such as the sugar beet harvest of the 2002/2003 campaign (although the outlook appears good), weather conditions for the upcoming campaign and the direction of world sugar prices.

Current world prices are having a significant influence on sale prices, the EC sugar regime budget balance and the yearend balance-sheet value of sugar stocks.

However, owing to the continued strength of its fundamentals, Béghin-Say remains confident in its ability to maintain, if not improve, its overall operating margin and to optimize its return on capital employed.

This press release, the 2002 interim report and the 2002 half-year results will be available on Béghin-Say's website from Sept. 6, 2002
http://www.beghin-say.com

Financial calendar
Results for the period ending Sept. 30, 2002 will be announced on Thursday, Nov. 7, 2002

Press Contact : + 33 1 41 43 10 10